

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Jonathan Farnell
Chief Executive Officer
EQONEX Limited
118 Piccadilly
Mayfair, London W1J 7NW
United Kingdom

      Re: EQONEX Limited
          Form 20-F for the Fiscal Year Ended March 31, 2022
          Filed August 15, 2022
          File No. 001-39600

Dear Jonathan Farnell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services